EXHIBIT 3.1

Section 2. Number and Term. The board of directors shall consist of nine members
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and shall be divided into three classes as nearly equal in number as possible.
The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.